UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Gazit Globe Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M4793C102
(CUSIP Number)

June 14, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No.	Page 2 of 5 Pages
M4793C102

1	NAMES OF REPORTING PERSONS Mawer Investment Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 8,527,888
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 8,527,888
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,527,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.85%
12	TYPE OF REPORTING PERSON Investment Advisor

CUSIP No.	Page 3 of 5 Pages
M4793C102

Item 1.	(a) Name of Issuer:
Gazit Globe Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

1 HaShalom Rd. Tel-Aviv, Israel 67892

Item 2.	(a) Name of Persons Filing:
Mawer Investment Management Ltd.

(b)	Address of Principal Business Office or, if none, Residence :

900, 603 – 7th Ave SW, Calgary, Alberta, Canada T2P 2T5

(c)	Citizenship:

Canadian

(d)	Title of Class of Securities:
Ordinary Shares

(e)	CUSIP Number: M4793C102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No.	Page 4 of 5 Pages
M4793C102

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:
8,527,888

	(b)	Percent of Class:
4.85%

	(c)	Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or direct the vote: 8,527,888

(iii) sole power to dispose or direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 8,527,888

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

CUSIP No.	Page 5 of 5 Pages
M4793C102

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2013

By:	/s/ Julia Lawrick
Name:	Julia Lawrick
Title:	Compliance Officer